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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                         Under the Exchange Act of 1934
                               (Amendment No. 12)*

                             LIFELINE SYSTEMS, INC.
                    ----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.02 par value
                    ----------------------------------------
                         (Title of Class of Securities)

                                   532192 10 1
                               ------------------
                                 (CUSIP Number)

                                December 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

         [_]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [_]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 532192 10 1              13G                       Page 1 of 6 Pages
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1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          L. Dennis Shapiro

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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                   (b) [X]

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3.        SEC USE ONLY

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4.        CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

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                         5. SOLE VOTING POWER
                            464,726 (beneficial interest disclaimed in 4,124)

                         -------------------------------------------------------

                         6. SHARED VOTING POWER
      NUMBER OF             231,544 (beneficial interest disclaimed in 231,544)
       SHARES
     BENEFICIALLY        -------------------------------------------------------
      OWNED BY
        EACH             7. SOLE DISPOSITIVE POWER
      REPORTING             464,726 (beneficial interest disclaimed in 4,124)
     PERSON WITH
                         -------------------------------------------------------

                         8. SHARED DISPOSITIVE POWER
                            231,544 (beneficial interest disclaimed in 231,544)

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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          696,270

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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                 [_]

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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          10.7%

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12.       TYPE OF REPORTING PERSON
          IN

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                        AMENDMENT NO. 11 TO SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Lifeline Systems, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  111 Lawrence Street
                  Framingham, MA 01702-8156

Item 2(a).        Name of Person Filing:

                  L. Dennis Shapiro

Item 2(b).        Address of Residence:

                  24 Essex Road
                  Chestnut Hill, MA 02467

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, Par Value $.02


Item 2(e).        CUSIP Number:

                  532192 10 1


Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

              (a) [_] Broker or dealer registered under Section 15 of the Act
                      (15 U.S.C. 78o).

              (b) [_] Bank as defined in Section 3(a)(6) of the Act
                      (15 U.S.C. 78c).

              (c) [_] Insurance company as defined in Section 3(a)(19) of the
                      Act (15 U.S.C. 78c).


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              (d) [_] Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

              (e) [_] An investment advisor in accordance with
                      (SS)240.13d-1(b)(1)(ii)(E).

              (f) [_] An employee benefit plan or endowment fund in accordance with (SS)240.13d-1(b)(1)(ii)(F).

              (g) [_] A parent holding company or control person in accordance with (SS)240.13d-1(b)(1)(ii)(G).

              (h) [_] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813).

              (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

              (j) [_] Group, in accordance withss.240.13d-1(b)(1)(ii)(J)

Item 4.           Ownership:

                  a.   Amount beneficially owned as of December 31, 2002:
                       696,270 shares, except as this amount may be limited by the explanations contained in paragraphs 2 through 7 below:

                       1. 460,602 shares are owned directly by Mr. Shapiro (includes 14,000 shares which Mr. Shapiro had the right to acquire within sixty days of December 31,
                              2002).

                       2. 4,124 shares are in the name of Mr. Shapiro as custodian for his children. Mr. Shapiro has sole voting and dispositive power over such shares, but he disclaims any beneficial interest.


                       3. 26,857 shares are in the name of Mr. Shapiro's children. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.


                       4. 169,375 shares are held in various trusts of which Mr. Shapiro and/ or his wife are trustees for various family members. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.


                   b.  Percent of class:  10.7%



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                   c.  Number of shares as to which such person has:


                       (i) sole power to vote or direct the vote: 464,726 shares (which includes 14,000 shares which Mr. Shapiro has the right to acquire within sixty days after December 31, 2002);

                       (ii) shared power to vote or direct the vote: 231,534 shares;

                       (iii) sole power to dispose of or to direct the disposition of: 464,726 shares (which includes 14,000 shares which Mr. Shapiro has the right to acquire within sixty days after December 31,
                              2002); and

                       (iv) shared power to dispose of or to direct the disposition of: 231,534 shares.


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item is inapplicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Mr. Shapiro holds 4,124 shares as custodian for his children. These children have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

                  Mr. Shapiro's children own 26,857 shares and have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

                  Mr. Shapiro and his wife hold 169,375 shares as co-trustees of various trusts. The trusts, in which Mr. Shapiro holds no interest, have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

                  Mr. Shapiro's wife owns 35,312 shares and has the right to receive any dividends which may be declared and any proceeds from the sale of these securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item is inapplicable.


Item 8.           Identification and Classification of Members of the Group:


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                  This Item is inapplicable.



Item 9.           Notice of Dissolution of Group:

                  This Item is inapplicable.


Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     /s/ L. Dennis Shapiro
                                                     ---------------------
                                                     L. Dennis Shapiro
                                                     Chairman of the Board

Dated:  February 14, 2003

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